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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 5)*


                              MOTIENT CORPORATION
                                (Name of Issuer)

                          COMMON STOCK $0.01 PAR VALUE
                         (Title of Class of Securities)

                                 02755 R-10-3)
                                 (CUSIP Number)

                             Noah Samara as trustee
                        of XM Ventures, a Maryland trust
                           c/o WorldSpace Corporation
                              2400 N Street, N.W.
                            Washington, D.C.  20037
                            Attn:  Donald J. Frickel
                                  202-969-6160
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 8, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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----------------------    ------------
CUSIP No. 02755 R-10-3    SCHEDULE 13D
----------------------    ------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Noah A. Samara as trustee
        of XM Ventures, a Maryland trust (EIN: 52 - 6999134)

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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]

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 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)

        00
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        MARYLAND
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF                  2,533,784

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING                   2,533,784

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                                0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,533,784

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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.11%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

                00
------------------------------------------------------------------------------

                                       2
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     This Amendment No. 5 to the Schedule 13D dated July 19, 1999 (hereinafter referred to as the "Schedule 13D"), relating to the common stock of Motient Corporation, formerly named as American Mobile Satellite Corporation, amends and supplements the Schedule 13D. Capitalized terms used herein have the meanings set forth in the Schedule 13D.

Item 5  Interest in Securities of the Issuer
------  ------------------------------------

     Item 5 of the Schedule 13D is hereby amended and supplemented with the following information:

     On November 2, 2000, the Trust sold 270,000 shares of common stock of the Issuer in market transactions at a weighted average price of $13.9593 per share (inclusive of commissions). On November 3, 2000, the Trust sold 35,000 shares of common stock of the Issuer in market transactions at a weighted average price of $13.95 per share (inclusive of commissions). On January 30, 2001, the Trust sold 44,000 shares of common stock of the Issuer in market transactions at a weighted average price of $4.8979 per share (inclusive of commissions). On January 31, 2001, the Trust sold 88,260 shares of common stock of the Issuer in market transactions at a weighted average price of $4.9521 per share (inclusive of commissions). On February 8, 2001, the Trust sold 81,900 shares of common stock of the Issuer in market transactions at a weighted average price of $5.3843 per share (inclusive of commissions). On February 9, 2001, the Trust sold 20,700 shares of common stock of the Issuer in market transactions at a weighted average price of $5.2012 per share (inclusive of commissions). On February 12 2001, the Trust sold 20,600 shares of common stock of the Issuer in market transactions at a weighted average price of $5.1451 per share (inclusive of commissions).

     The purpose of the above transactions was to provide liquidity for the Trust.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 16, 2001

                                 XM VENTURES, a Maryland trust


                                 By:  /s/ Noah A. Samara
                                     --------------------------------
                                        Noah A. Samara as trustee


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